UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : June 23, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Tokai Preferred Capital Company L.L.C.

and Tokai Preferred Capital Holdings Inc.

Tokyo, June 23, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, will liquidate Tokai Preferred Capital Company L.L.C.(TPCC) and Tokai Preferred Capital Holdings Inc.(TPCH), both of which are subsidiaries of BTMU.

1.	Outline of TPCC

(1) Address:	One Rodney Square, 10th Floor, Tenth and Kings Streets, Wilmington, New Castle County, Delaware 19801

(2) Director:	Yasuhiro Nakashima

(3) Capital:	1,125 Million US Dollars (provided that such amount will be 125 Million US Dollars following the redemption in full of preferred securities issued by TPCC (the “Preferred Securities”) on June 30, 2008.)

(4) Business:	Finance

2.	Outline of TPCH

(1) Address:	One Rodney Square, 10th Floor, Tenth and Kings Streets, Wilmington, New Castle County, Delaware 19801

(2) Director:	Yasuhiro Nakashima

(3) Capital:	125 Million US Dollars

(4) Business:	Holding Company (TPCC is its only subsidiary)

3.	Reason for liquidation

The Preferred Securities will have all been redeemed. Consequently, it has been decided that TPCC and TPCH shall be liquidated.

4.	Timing of liquidation

Procedures will be in process by around the end of March 2009.

5.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:
Mitsubishi UFJ Financial Group, Inc.
Public Relations Division
Tel: 81-3-3240-7651